Exhibit 21.1

List of Subsidiaries of the Company

Name of Entity	Jurisdiction of Incorporation/Organization

Maxclean (China) Holdings Limited	Hong Kong
Maxclean Global Enterprises Company Limited	Hong Kong
Maxclean (Wuxi) Technology Co. Ltd	China